UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934

(Amendment No. 2)*

The Coast Distribution System, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

190345 10 8

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 14 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 190345 10 8	Page 2 of 14 Pages

1.	Names of Reporting Persons. Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 312,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 312,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
312,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
7.0%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 3 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, Incorporated
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 39,000

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 39,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
39,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 4 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company, LLC
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 19,250

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 19,250

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
19,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 190345 10 8	Page 5 of 14 Pages

1.	Names of Reporting Persons. Robotti & Company Advisors, LLC
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 14,750

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 14,750

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,750

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 190345 10 8	Page 6 of 14 Pages

1.	Names of Reporting Persons. Suzanne Robotti
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 20,000

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 20,000

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
20,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 190345 10 8	Page 7 of 14 Pages

1.	Names of Reporting Persons. Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 253,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 253,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
253,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.7%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 190345 10 8	Page 8 of 14 Pages

1.	Names of Reporting Persons. Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 253,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 253,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
253,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.7%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 190345 10 8	Page 9 of 14 Pages

1.	Names of Reporting Persons. The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 253,500

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 253,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
253,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.7%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 10 of 14 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement") relating to shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of The Coast Distribution System, Inc. ("Coast" or the "Issuer") filed on August 31, 2005 with the Commission, as amended by the Statement on Schedule 13D Amendment No. 1 thereto, filed on June 27, 2006 with the Commission (the Initial Statement as previously amended and as amended hereby, the "Schedule 13D").  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Statement on Schedule 13D Amendment No. 1 is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C ("RMC"), and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, and RMC, the "Reporting Persons").

                 Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

                 Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC.  RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

                 The address of each of the Reporting Persons other than Mr. Wasiak, RMC and RIC is 52 Vanderbilt Avenue, New York, New York, 10017.  RMC's and RIC's address is 104 Gloucester Road, Massapequa, New York, New York, 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company and Robotti Advisors is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 11 of 14 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement on Schedule 13D Amendment No. 1 is hereby amended and restated to read as follows:

               The aggregate purchase price of the 5,000 shares of Common Stock held by ROBT is $26,252.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

               The aggregate purchase price of the 19,250 shares of the Common Stock held by Robotti & Company is $73,213.74 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the working capital of its discretionary customers.

               The aggregate purchase price of the 14,750 shares of the Common Stock held by Robotti Advisors is $25,207.83 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the working capital of its clients.

               The aggregate purchase price of the 20,000 shares of the Common Stock held by Suzanne Robotti is $8,051.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

               The aggregate purchase price of the 253,500 shares of the Common Stock held by RIC is $1,420,321.75 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Statement on Schedule 13D Amendment No. 1 is hereby amended to add the following:

               On March 23, 2007, The Ravenswood Investment Company, L.P. ("RIC") sent a letter (the "March 23 Letter") to Thomas R. McGuire, Chairman and Chief Executive Officer, The Coast Distribution System, Inc. ("Coast" or the "Company").  In the letter, RIC stated its concern regarding two matters that were previously raised with Coast, but have not been addressed and that it would like to see action taken to address these items prior to the stockholders meeting which, on the basis of prior years, RIC anticipates will occur in August 2007.  They are:

                          1.   the Company should solicit from its larger, long-term stockholders a recommendation of a candidate for an independent Director; and
                          2.   the Company should have at least one conference call each year at which all interested stockholders would be invited to participate.

               RIC stated that it had raised both of these items on a conference call on February 16, 2007 and it was surprised and disappointed that it never heard that any action was taken on either one. On that call, Mr. McGuire stated he would discuss these items at the next Board of Directors meeting (which RIC understands has already occurred).  In addition, RIC left Mr. McGuire a voicemail message on March 2, 2007 again raising these matters and has not heard back from him.

A copy of the March 23 Letter is attached hereto as Exhibit 3 and incorporated herein by reference.

               As a matter of policy, from time to time, when a vacancy arises on the Board of Directors of a portfolio company in which the Reporting Persons' have an investment, the Reporting Persons may recommend one or more persons for the Board of Directors to consider to fill such vacant seat.

SCHEDULE 13D
CUSIP No. 190345 10 8			Page 12 of 14 Pages

               Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Statement on Schedule 13D Amendment No. 1 is hereby amended and restated to read as follows:

(a)-(b) As of March 23, 2007, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)	312,500	0	312,500	7.0%
ROBT (1)(2)(3)(4)	39,000	0	39,000	**
Robotti & Company (1)(3)	19,250	0	19,250	**
Robotti Advisors (1)(4)	14,750	0	14,750	**
Suzanne Robotti (1)(5)(6)	20,000	20,000	0	**
Wasiak (1)(7)	253,500	0	253,500	5.7%
RMC (1)(7)	253,500	0	253,500	5.7%
RIC (1)(7)	253,500	0	253,500	5.7%

                       * Based on 4,449,230 shares of Common Stock, $0.001 par value per share, outstanding as of October 31, 2006, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2006.
                     **   Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person and any other person named or referenced herein.
              (2) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 5,000 shares of Common Stock owned by ROBT.
              (3) Each of Mr. Robotti and ROBT shares with Robotti & Company the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 19,250 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (4) Each of Mr. Robotti and ROBT shares with Robotti Advisors the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 14,750 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 20,000 shares of Common Stock.
              (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.
              (7) Each of Messrs. Robotti and Wasiak and RMC shares with RIC the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 253,500 shares of Common Stock owned by RIC.

SCHEDULE 13D
CUSIP No. 190345 10 8			Page 13 of 14 Pages

(c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made by RIC in the open market.

Transactions in Shares Within the Past Sixty Days

Party	Date of Purchase or Sale	Number of Shares of the Common Stock	Buy or Sell	Price Per Share

RIC	02/01/2007	400	BUY	$8.10
RIC	02/07/2007	900	BUY	$8.10
RIC	02/12/2007	4,000	BUY	$8.0625
RIC	02/13/2007	3,300	BUY	$8.031
RIC	03/06/2007	1,500	BUY	$8.00
RIC	03/13/2007	4,200	BUY	$7.8667
RIC	03/15/2007	3,300	BUY	$7.8718
RIC	03/16/2007	2,900	BUY	$7.819
RIC	03/19/2007	1,000	BUY	$7.85
RIC	06/09/2006	14,200	BUY	$7.9589

(d)

No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.			Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement on Schedule 13D Amendment No. 1 is hereby amended to add the following:

              Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists between the Reporting Persons and any other person that relates to the acquisition, disposition, voting or holding of any securities of the Issuer.

Item 7.			Materials To Be Filed As Exhibits

The following documents are filed herewith or have been previously filed:

1.  Joint Filing Agreement dated August 30, 2005 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Suzanne Robotti, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2. Letter dated June 26, 2006, from The Ravenswood Investment Company, L.P. to Thomas R. McGuire, Chairman and Chief Executive Officer, The Coast Distribution System, Inc.

3. Letter dated March 23, 2007, from The Ravenswood Investment Company, L.P. to Thomas R. McGuire, Chairman and Chief Executive Officer, The Coast Distribution System, Inc.

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	March 23, 2007

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Suzanne Robotti	By:	/s/ Kenneth R. Wasiak

	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member